July 26, 2010

VIA EDGAR

Keith O’Connell

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

ALPS ETF Trust
File Nos. 333-148826, 811-22175

Dear Mr. O’Connell:

In a July 16, 2010 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Post-Effective Amendment No. 22 (“PEA 22”) to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”) of ALPS ETF Trust (the “Registrant”), as filed on June 10, 2010, to register shares of the Alerian MLP ETF (the “Fund”), a new series of the Registrant.  A summary of the Staff’s comments, along with the Fund’s responses, is set forth below.

PROSPECTUS

Comment 1:

To the extent the Fund will file a summary prospectus which incorporates other documents by reference, please provide, on a supplemental basis, an example of the legend the Registrant intends to use at the beginning of the summary prospectus pursuant to Rule 498(b)(1)(v).  It is the Staff’s position that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus, Statement of Additional Information and Financial Highlights Information, as required by Item 13 of Form N-1A, but not any other information from the Fund’s shareholder reports.

 Response:

As the Fund is a new series of the Registrant that has not yet commenced operations, the Fund does not yet have a shareholder report to incorporate by reference into the Fund’s Summary Prospectus.  To the extent the Fund uses a Summary Prospectus, the Registrant respectfully notes that the Fund reserves the right to incorporate by reference into its Summary Prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus, as expressly permitted by Rule 498(b)(3)(ii), provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C).

Comment 2:

Per Item 1(a) of Form N-1A, please include the Fund’s ticker symbol and the principal U.S. market on which the Fund shares will be traded on the front cover page.

Response:

Comment accepted.  This information is included on the cover page.

Comment 3:

On page 1, in the “Annual Fund Operating Expenses” table, please include a subcaption under “Other Expenses” for expenses related to income taxes.

 Response:

We submit that it is impossible to accurately estimate the Fund’s income tax related expenses since any such estimate is dependent on the Fund’s performance.  The Fund will only incur a tax expense when its performance is positive.  For example, if we assume the Fund earned a gross return of 5%, after subtracting the management fee (0.85%) and computing the 35% corporate rate income tax on the residual return, the expense related to income taxes would be 1.45%.  However, if the Fund earned a gross return of -2.5%, the expense related to income taxes would be 0.00% (in fact, the Fund would actually book a deferred tax asset, that would actually increase net asset value).  As a result, any estimate as to tax expenses could be over or understated depending on how the Fund performs.  Furthermore, the Registrant would be forced to predict or project the Fund’s performance in order to provide any estimate.  As you know, the Securities and Exchange Commission (“SEC”) prohibits funds from predicting or projecting future performance.  Finally, requiring the Fund to include this information in the expense table would result in disparate treatment of the Fund as compared to other registered investment companies which invest in master limited partnerships (“MLPs”) and are taxed as C corporations.  There are currently seven such closed-end investment companies and three mutual funds.  These registered investment companies do not include a subcaption for expenses related to income taxes.  See, e.g., ClearBridge Energy MLP Fund (closed-end fund), Cushing MLP Total Return Fund (closed-end fund), Tortoise Energy Capital Corp. (closed-end fund), Fiduciary/Claymore MLP Opportunity Fund (closed-end fund), Kayne Anderson MLP Investment Co. (closed-end fund), Energy Income and Growth Fund (closed-end fund), Tortoise Energy Infrastructure Corp. (closed-end fund) and SteelPath MLP Funds (three open-end funds).

Comment 4:

Per instruction 6 to Item 3 of Form N-1A, please include a footnote to the “Annual Fund Operating Expenses” table that states that “Other Expenses” are based on estimated amounts for the current fiscal year.

 Response:

Comment accepted.  The footnote has been added to the “Annual Fund Operating Expenses” table.

Comment 5:

On page 1, please provide a more detailed description of the Index (e.g., the number of companies included in the Index) in the “Principal Investment Strategies” section.

Response:

Comment accepted.  A more detailed description of the Index has been included in the “Principal Investment Strategies” section.

Comment 6:

On page 2, please clarify that the MLPs in which the Fund intends to invest focus on infrastructure.

 Response:

Comment accepted.  The disclosure has been revised.

Comment 7:

On page 2, please remove certain disclosures contained in the last two paragraphs of the “Principal Investment Strategies” section since such information is not permitted to be included in the summary section of the Fund’s Statutory Prospectus.

Response:

Comment accepted.

Comment 8:

Please confirm whether or not the Fund intends to invest in securities of non-U.S. issuers.

Response:

The Fund does not intend to invest in securities of non-U.S. issuers.

Comment 9:

Please include the following disclosure in the “Principal Investment Risks” section.

Shareholders who periodically receive the payment of dividends or other distributions consisting of a return of capital may be under the impression that they are receiving net profits from the Fund when, in fact, they are not.  Shareholders should not assume that the source of the distributions is from the net profits of the Fund.

Response:

Comment accepted.  The disclosure has been added.

Comment 10:

Please advise the Staff whether or not the Fund intends to disclose the Fund’s distribution yield.  Any time distribution yield is used prior to the time when shareholders are provided with the actual amounts and sources of the distributions for tax reporting purposes, the Fund should disclose the estimated portion of the distribution yield that results from a return of capital.  In addition, reports containing the Fund’s distribution yield should also include the current yield and total return information.

Response:

The Fund intends to disclose its distribution yield.  To the extent the Fund includes its distribution yield in supplemental sales literature, the Fund will comply with applicable SEC and FINRA rules regarding investment company advertising.

Comment 11:

Please confirm whether or not the Fund intends to invest significantly in futures or other derivatives.  If so, this should be disclosed in the “Principal Investment Strategies” section and “Principal Investment Risks” section.

Response:

The Fund does not intend to invest in futures or other derivatives.

Comment 12:

 Please confirm that the statement relating to financial intermediary compensation required by Item 8 of Form N-1A is not applicable to the Fund.

Response:

The statement relating to financial intermediary compensation has been omitted since it is not applicable to the Fund.

Comment 13:

On page 10, the statement that the unitary management fee is designed to pay “substantially all” the Fund’s expenses may be misleading if the tax expenses are material.  Please revise accordingly.

Response:

Comment accepted.  The disclosure has been revised.

Comment 14:

On page 14, please clarify that shareholders are subject to taxes on withdrawals from a tax-deferred retirement account, such as an IRA.

Response:

Comment accepted.  Disclosure has been added.

STATEMENT OF ADDITIONAL INFORMATION

Comment 15:

Per Item 14(a) of Form N-1A, please include the Fund’s ticker symbol and the principal U.S. market on which the Fund shares will be traded on the front cover page.

Response:

Comment accepted.  This information is included on the cover page.

Comment 16:

On page 3, please remove the last sentence from fundamental policy no. 1 and insert it following the Fund’s fundamental policies.

Response:

Comment accepted.  The sentence has been deleted.

PART C

Comment 17:

Please include the consent of the Fund’s independent registered public accounting firm as an exhibit.

 Response:

Comment accepted.

* * *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 22 and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments.  Please call the undersigned at (949) 442-6027 or Stuart Strauss at (212) 698-3529 if you wish to discuss this correspondence further.

Sincerely,

/s/ Joseph P. Kelly

Joseph P. Kelly

Exhibit

ALPS ETF Trust

1290 Broadway

Suite 1100

Denver, Colorado 80203

Via EDGAR

July 26, 2010

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

ALPS ETF Trust (the “Registrant”) (File Nos. 333-148826, 811-22175)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post Effective Amendment No. 22 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended, as filed on June 10, 2010 (the “Registration Statement”), the Registrant hereby acknowledges that:

•

the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not preclude the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.  This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact Joseph Kelly at (949) 442-6027 or Stuart Strauss at (212) 698-3529 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Tané T. Tyler

Tané T. Tyler, Esq., Secretary

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